UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~52291~~ 36105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seton Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Union Avenue
(No. and Street)

Union Beach	NJ	07730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Krill (732)290-6408
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possession


12014829

KW 4/2

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Krill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seton Securities Group, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LESLIE A. MATTIA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 3-10-2012

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

SETON SECURITIES GROUP, INC.

(a wholly owned subsidiary of Seton Capital Corp.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Seton Securities Group, Inc.

We have audited the accompanying statement of financial condition of Seton Securities Group, Inc. (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Seton Securities Group, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 24, 2012

SETON SECURITIES GROUP, INC.
(a wholly owned subsidiary of Seton Capital Corp.)

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash	$ 198,021
Receivable from broker	131,046
Due from parent	19,963
Securities owned, at fair value	50,689
Property and equipment, net	61,696
Prepaid expenses and other assets	17,169
	$ 478,584
LIABILITIES	
Accounts payable and accrued expenses	$ 142,942
Securities sold, not yet purchased, at fair value	992
	143,934
STOCKHOLDERS' EQUITY	
Common stock, no par value, 200 shares issued and outstanding	2,638,378
Deficit	(2,303,728)
	334,650
	$ 478,584

See notes to statement of financial condition

SETON SECURITIES GROUP, INC.
(a wholly owned subsidiary of Seton Capital Corp.)

Notes to Statement of Financial Condition
December 31, 2011

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Seton Securities Group, Inc. (the "Company") was incorporated in the State of New York in 1986 as Waxman Securities, Inc. During 2004 the Company changed its name to Seton Securities Group, Inc. On June 30, 2011, CHM Financial, Inc. entered into a stock sale/purchase agreement to sell its entire interest in the Company to Seton Capital Corp. for $250,000 which was paid to CHM Financial, Inc. and its noteholders. On such date, CHM Financial, Inc. contributed $176,667 into the Company as a capital contribution. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company does not carry security accounts for customers or perform custodial functions; these services are performed by another broker-dealer on a fully disclosed basis. The Company holds securities for its own account.

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through clearing brokers pursuant to a clearance or customer agreement.

[2] Summary of significant accounting policies:

(a) Basis of accounting:

This financial statement is presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

(b) Use of estimates:

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

(c) Cash and cash equivalents:

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

(d) Revenue recognition:

Commission revenue, purchases and sales of securities and related expenses are recorded in the financial statements on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

(e) Property and equipment:

The Company's policy is to capitalize all property and equipment with a useful life greater than one year. Leasehold improvements are amortized over the estimated useful lives and property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method as follows:

Furniture and fixtures	7-10 years
Computer equipment	3-5 years
Leasehold improvements	4-30 years

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(f) Income taxes:

The results of operations for the Company for the period January 1, 2011 through June 30, 2011 and for the period July 1, 2011 through December 31, 2011 are included in the consolidated federal income tax return of CHM Financial, Inc. and Seton Capital Corp., respectively. The Company is allocated its share of its respective parent's federal income tax accrual, or benefit, in accordance with an intercompany tax allocation policy which is based on a separate return method. Any resulting provision or benefit for income taxes realized is recorded as a payable or receivable from the parent. Separate state tax returns are filed for the Company and the parent.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

(g) Fair value of investments:

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under ASC 820, fair value measurements are not adjusted for transaction costs. ASC 820 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Securities classified within Level 1 which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

Securities classified within Level 2 include warrants which are valued using observable market inputs.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(g) Fair value of investments: (continued)

Securities are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

When a pricing model is used to value investments, inputs to the model are adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

The values assigned to securities owned and securities sold, not yet purchased and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

NOTE B - RESTATEMENT

The Company has restated its December 31, 2010 financial statements to accrue for certain costs incurred relating to the year ended December 31, 2010, which had not been recorded. The correction had the effect of increasing accumulated deficit and decreasing stockholders' equity by $32,305.

NOTE C - RECEIVABLE FROM BROKER

The clearing and depository operations for the Company's securities transactions are primarily provided by Assent, LLC, which settles all trades for the Company, on a fully disclosed basis, on behalf of its customers. Under its agreement with Assent, LLC, the Company is required to maintain a clearing deposit of $100,000, which is included on the statement of financial condition as receivable from broker.

At December 31, 2011, substantially all of the securities owned and securities sold, not yet purchased, and the amount receivable from broker reflected on the statement of financial condition are securities positions with and amounts due from and to these clearing brokers.

Pursuant to a clearing agreement, all customer securities transactions are introduced and cleared on a fully disclosed basis through a clearing broker that is a member of FINRA. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

NOTE D - FAIR VALUE OF INVESTMENTS

The following tables represent the Company's fair value hierarchy for these assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equity securities	$ 40,275	$ 10,414	-	$ 50,689
Securities sold, not yet purchased:				
Equity securities	$ 27	$ 965	-	$ 992

NOTE E - PROPERTY AND EQUIPMENT, NET

As of December 31, 2011, property and equipment consisted of the following:

Computer equipment	$ 62,788
Furniture and fixtures	19,394
Leasehold improvements	86,275
	168,457
Less: accumulated depreciation and amortization	(106,761)
Property and equipment, net	$ 61,696

NOTE F - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that minimum net capital be equal to the greater of $100,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2011, the Company had net capital of $228,192, which exceeded minimum net capital requirements by $128,192.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE G - RELATED PARTY TRANSACTIONS

The former CEO of the Company is the managing member of the company that owns the building occupied by the Company. The Company rents the premises on a month-to-month basis. The Company does not owe any amounts to the owner of the building at December 31, 2011.

The Company has a receivable from Seton Capital Corp., of $19,963 at December 31, 2011, as a result of expenses paid on behalf of the parent company.

The Company recorded $437,999 as a deemed distribution to CHM Financial, Inc.

NOTE H - PROFIT SHARING PLAN

Effective January 1, 2004, the Company adopted the Seton Securities Group, Inc. 401(k) Plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to the lesser of 12% of their salary or the maximum allowed under the Code. All employees who are at least age 21 are eligible. The Company may elect to make contributions to the Plan at the discretion of the Board of Directors.

NOTE I - COMMITMENTS AND CONTINGENCIES

[1] Regulatory action:

During 2011, as a result of a regulatory review by FINRA, the Company agreed to pay fines totaling $50,000. Remaining amounts payable totaling $37,500 are included in accounts payable and accrued expenses on the statement of financial condition.

During 2010, as a result of a regulatory review by FINRA, the Company agreed to pay fines totaling $60,000 and to improve record keeping and order fulfillment procedures. Remaining amounts payable totaling $10,097 are included in accounts payable and accrued expenses on the statement of financial condition.

[2] Clearing agreement:

Included in the Company's clearing agreement with its clearing broker dealer, is an indemnification clause. This clause related to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker dealer to the extent of the net loss on any unsettled trades. At December 31, 2011, management of the Company had not been notified by the clearing broker dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

[3] Concentrations and off statement of financial condition risk:

The clearing organization carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses it incurs to the Company. Included in the Company's clearing agreement with its clearing organization is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing organization to the extent of the net loss on any unsettled trades. As of December 31, 2011, the Company had not been notified by the clearing organization, nor was the Company otherwise aware of any potential losses relating to this indemnification.

The Company enters into transactions in various financial instruments, including securities sold, not yet purchased, for trading purposes. Securities sold, not yet purchased represents obligations of the Company to deliver the underlying securities sold. The Company's obligation to purchase the security may exceed the amount recognized in the statement of financial condition. The Company monitors its positions in securities sold, not yet purchased continuously to reduce the risk of potential losses due to changes in market value.

SETON SECURITIES GROUP, INC.
(a wholly owned subsidiary of Seton Capital Corp.)

Notes to Statement of Financial Condition
December 31, 2011

NOTE J - INCOME TAXES

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2011 are as follows:

Deferred tax asset:	
Net operating loss carryforwards	$ 360,061
Charitable contribution carryforwards	7,786
Deferred tax asset	367,847
Less: valuation allowance	(362,991)
Deferred tax liability:	
Depreciation on fixed assets	(4,856)
Net deferred tax assets	$ 0

Section 382 of the Internal Revenue Code ("Section 382") imposes a limitation on a corporation's ability to utilize net operating loss carryforwards ("NOLs") if it experiences an "ownership change". In general, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. The Company had an ownership change by more than 50 percentage points and as such the utilization of the Company's NOLs is subject to an annual limitation under Section 382 determined by multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax exempt interest rate. Any unused annual limitation may be carried over to later years, and the amount of the limitation may under certain circumstances be increased by the built-in gains in assets held by the Company at the time of the change that are recognized in the five-year period after the change.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the lack of historical taxable income and projections for future income tax periods for which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of the future deductible differences. As such, the Company has recorded a 100% valuation allowance on its deferred tax assets at December 31, 2011. The Company had federal net operating loss carryforwards of approximately $818,000, which begin to expire 2030 if not utilized and state net operating loss carryforwards of approximately $1,365,000, which begin to expire in 2016 for certain states.

NOTE K - SUBSEQUENT EVENTS

Subsequent to January 1, 2012, the Company received contributions totaling $85,000.